Filed by Alpha Beta Netherlands Holding N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: NYSE Euronext (Commission File No. 001-33392) Deutsche Börse December 23, 2011

Frankfurt/Main, 22 December 2011

U.S. Department of Justice approves Deutsche Börse and NYSE Euronext merger

ISE to sell Direct Edge stake as a condition of approval

The U.S. Department of Justice (DOJ) today approved the merger of Deutsche Börse and NYSE Euronext. This represents an important regulatory milestone for the merger. The DOJ’s clearance was contingent upon the International Securities Exchange (ISE) agreeing to sell its 31.5 percent stake in Direct Edge, a U.S. stock exchange. Until completing the divestiture, ISE’s ownership in Direct Edge will be held passively.

ISE is 100 percent owned by Eurex, which is the derivatives exchange of Deutsche Börse. ISE partnered with Direct Edge in late 2008 when the ISE equity market operations (known as ISE Stock Exchange) became a wholly owned subsidiary of Direct Edge. In return, ISE gained a minority stake in Direct Edge.

The merger of Deutsche Börse and NYSE Euronext is subject to further closing conditions. The approval by the EU Commission is still outstanding. The EU Commission has announced to make a final decision by no later than February 9, 2012. Further approvals by the relevant national stock exchange supervisory authorities are also outstanding.

Media Contacts:
Deutsche Börse: Frank Herkenhoff, phone: +49-69-2 11-1 34 80

ISE: Molly McGregor, phone: +1-212-897-0275

About ISE

The International Securities Exchange (ISE) operates a leading U.S. options exchange and offers options trading on over 2,000 underlying equity, ETF, index, and FX products.  As the first all-electronic options exchange in the U.S., ISE transformed the options industry by creating efficient markets through innovative market structure and technology.  Regulated by the Securities and Exchange Commission (SEC) and a member-owner of The Options Clearing Corporation (OCC), ISE provides investors with a transparent marketplace for price and liquidity discovery on centrally cleared options products.  ISE continues to expand its marketplace through the ongoing development of enhanced trading functionality, new products, and market data services. As a complement to its options business, ISE has expanded its reach into multiple asset classes through strategic investments in financial marketplaces and services that foster technology innovation and market efficiency.  Through minority investments, ISE participates in the securities lending and equities markets.  ISE also licenses its proprietary Longitude technology for trading in event-driven derivatives markets.

ISE is a wholly owned subsidiary of Eurex, a leading global derivatives exchange. Eurex itself is jointly operated by Deutsche Börse AG (Ticker: DB1) and SIX Swiss Exchange AG. Together, Eurex and ISE are the global market leader in individual equity and equity index derivatives. For more information, visit www.ise.com.

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.